Part III: Manner of Operations

Item 24: Order Display and Execution Access

a. *Has the NMS Stock ATS displayed Subscriber orders to any Person (other than NMS Stock ATS employees) and had an average daily share volume of 5% or more in that NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?*

☐☒ *Yes* ☒☐ *No*

b. *If yes to Item 24(a), is the NMS Stock ATS required to comply with Rule 301(b)(3)(ii) of Regulation ATS?*

☐ *Yes* ☐☒ *No*

c. *If yes,*

i. *Provide the ticker symbol for each such NMS stock displayed during each of the last 6 calendar months;*

ii. *Explain how the ATS displays such orders on a national securities exchange or through a national securities association; and*

iii. *Explain how the ATS provides access to such orders displayed in the national market system equivalent to the access to other orders displayed on that national securities exchange or through a national securities association pursuant to Rule 301(b)(iii) of Regulation ATS.*